Exhibit 99.1

Condensed Interim

Consolidated Financial

Statements of HEXO Corp.

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5–28

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in CAD $000’s)

As at	Note	April 30, 2020	July 31, 2019
Assets
Current assets
Cash and cash equivalents		$94,325	$113,568
Restricted cash		17,383	22,350
Short-term investments		934	25,937
Trade receivables	16	16,820	19,693
Commodity taxes recoverable and other receivables		12,178	15,247
Convertible debentures receivable	14	399	13,354
Prepaid expenses		5,592	10,762
Inventory	4	105,928	83,854
Biological assets	5	5,918	7,371

		259,477	312,136

Assets held for sale	8	11,506	—

Property, plant and equipment	6	319,605	258,793
Intangible assets	7	18,098	127,282
Investment in associate and joint ventures	19	77,601	52,849
Lease receivable – long term		4,548	—
License and prepaid royalty – HIP		1,108	1,409
Long-term investments	20	6,019	14,277
Goodwill	9	—	111,877

		697,962	878,623

Liabilities
Current liabilities
Accounts payable and accrued liabilities		26,736	45,581
Excise taxes payable		4,221	3,494
Warrant liabilities	10	2,018	493
Lease liability – current	26	4,745	—
Term loan – current	15	3,096	3,117
Onerous contract	23	3,000	—

		43,816	52,685

Liabilities directly associated with assets held for sale	8	751	—

Term loan	15	27,652	30,257
Deferred rent liability		—	946
Deferred tax liability		—	6,023
Lease liability	26	25,132	—
Convertible debentures	11	48,715	—

		146,066	89,911

Shareholders’ equity
Share capital	12	869,505	799,706
Share-based payment reserve	12	67,241	40,315
Warrants	12	73,474	60,433
Contributed surplus	11,12	31,328	—
Accumulated Deficit		(490,652)	(112,742)
Non-controlling interest	25	1,000	1,000

		551,896	788,712

		$697,962	$878,623

Commitments and contingencies (Note 23)

Subsequent events (Note 32)

Approved by the Board of Directors

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in CAD $000’s except share amounts)

		For the three months ended		For the nine months ended
	Note	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Revenue from sale of goods	27	$30,895	$15,930	$74,009	$38,739
Excise taxes		(8,817)	(2,974)	(20,516)	(6,792)

Net revenue from sale of goods		22,078	12,956	53,493	31,947
Ancillary revenue		54	61	145	170

Net revenue		22,132	13,017	53,638	32,117
Cost of goods sold	4, 17	13,349	6,577	34,765	15,905

Gross margin before fair value adjustments		8,783	6,440	18,873	16,212
Realized fair value amounts on inventory sold	4	9,251	4,665	21,362	9,072
Unrealized gain on changes in fair value of biological assets	5	(6,379)	(20,057)	(21,378)	(33,534)
Write-off of biological assets and destruction costs	4,5	—	—	663	—
Write-off of inventory	4	—	—	2,175	—
Write down of inventory to net realizable value	4	181	—	39,311	—

Gross (loss)/margin		$5,730	$21,832	$(23,260)	$40,674

Operating expenses
General and administrative	17	11,238	10,495	40,833	23,572
Marketing and promotion		2,131	5,122	9,621	21,671
Share-based compensation	12,17	6,171	8,162	22,237	17,811
Research and development		1,017	—	3,962	—
Amortization of intangible assets	7	341	137	3,690	360
Depreciation of property, plant and equipment	6	1,566	140	4,890	1,166
Restructuring costs	29	865	—	4,846	—
Impairment of property, plant and equipment	6	220	—	33,004	—
Impairment of intangible assets	7	—	—	106,189	—
Impairment of goodwill	9	—	—	111,877	—
Recognition of onerous contract	23	—	—	3,000	—
Loss on disposal of property, plant and equipment	6	3,237	—	3,734	—

		$26,786	$24,056	$347,883	$64,580

Loss from operations		(21,056)	(2,224)	(371,143)	(23,906)

Other income and losses	18	1,537	(5,527)	(12,790)	(979)

Loss and comprehensive loss attributable to shareholders before tax		$(19,519)	$(7,751)	$(383,933)	$(24,885)

Income tax	31	—	—	6,023	—

Total Net Loss		$(19,519)	$(7,751)	$(377,910)	$(24,885)

Net loss per share, basic and diluted		$(0.07)	$(0.04)	$(1.39)	$(0.12)

Weighted average number of outstanding shares
Basic and diluted	12	295,411,374	210,013,865	271,745,648	201,084,341

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in CAD $000’s except share amounts)

For the nine months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrants	Contributed surplus	Non- controlling interest	Accumulated Deficit	Shareholders’ equity
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$—	$1,000	$(112,742)	$788,712
April 2020 underwritten offering	12	59,800,000	25,864	—	20,182	—	—	—	46,046
Issuance of common shares - USD$25m registered offering	12	14,970,062	26,782	—	—	—	—	—	26,782
Issuance of common shares - USD$20m registered offering	11	11,976,048	22,323	—	—	—	—	—	22,323
$70m private placement unsecured convertible debentures	11	—	—	—	—	23,902	—	—	23,902
Issuance fees		—	(5,570)	—	—	(27)	—	—	(5,597)
Exercise of stock options	12	116,532	223	(88)	—	—	—	—	135
Expiry of stock options	12	—	—	(312)	—	312	—	—	—
Exercise of warrants	10,12	71,424	177	—	—	—	—	—	177
Expiry of warrants	12	—	—	—	(7,141)	7,141	—	—	—
Share-based compensation	12,17	—	—	27,326	—	—	—	—	27,326
Total net loss		—	—	—	—	—	—	(377,910)	(377,910)

Balance at April 30, 2020		343,915,819	$869,505	$67,241	$73,474	$31,328	$1,000	$(490,652)	$551,896

Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$—	$—	$(43,134)	$322,873
Issuance of common shares	12	8,855,000	57,558	—	—	—	—	—	57,558
Issuance fees	12	—	(3,767)	—	—	—	—	—	(3,767)
Issuance of warrants	19	—	—	—	42,386	—	—	—	42,386
Exercise of stock options	12	1,445,178	1,496	(589)	—	—	—	—	907
Exercise of warrants	10,12	5,615,658	14,027	—	(1,268)	—	—	—	12,759
Exercise of broker/finder warrants	12	1,866,527	7,836	—	(1,578)	—	—	—	6,258
Stock-based compensation	12	—	—	18,599	—	—	—	—	18,599
Net loss		—	—	—	—	—	—	(24,885)	(24,885)

Balance at April 30, 2019		211,411,479	$424,383	$24,149	$52,175	$—	$—	$(68,019)	$432,688

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in CAD $000’s)

For the nine months ended	Note	April 30, 2020	April 30, 2019
Operating activities
Total net loss		$(377,910)	$(24,885)
Items not affecting cash
Income tax recovery		(6,023)	—
Depreciation of property, plant and equipment	6	4,890	1,166
Depreciation of property, plant and equipment in cost of sales		2,313
Amortization of intangible assets	7	3,690	360
Unrealized revaluation loss/(gain) on convertible debenture	14	3,253	(1,862)
Unrealized gain on changes in fair value of biological assets	5	(21,378)	(33,534)
Unrealized fair value adjustment on investments	20	8,535	—
Loss on investment		1,444	277
Non-cash interest expense/(income)		6,850	(195)
License depreciation and prepaid royalty expenses – HIP		301	—
Write-off of inventory and biological assets		2,838	—
Write down of inventory to net realizable value	4	39,311	—
Share of loss from investment in associate and joint ventures	19	4,468	1,712
Realized fair value amounts on inventory sold	4	21,362	9,072
Share-based compensation	12,17	22,237	18,599
Revaluation of financial instruments (gain)/loss	10	(7,966)	4,273
Impairment of goodwill and other impairments		251,070	—
Onerous contract	23	3,000	—
Loss on disposal of property, plant and equipment		3,734	—
Changes in non-cash operating working capital items	30	(59,650)	(19,420)

Cash used in operating activities		(93,631)	(44,437)

Financing activities
Issuance of common shares	12	104,748	57,558
Issuance fees	12	(5,773)	(3,767)
Proceeds from the exercise of stock options	12	135	907
Proceeds from the exercise of warrants	12	71	15,321
Acquisition of term loan	12	—	33,746
Payments on term loans	12	(2,625)	—
Leasing payments	26	(3,196)	—
Issuance of unsecured convertible debentures	11	70,000	—
Interest paid on unsecured convertible debentures	11	(1,804)	—

Cash from financing activities		161,556	103,765

Investing activities
Settlement of short-term investments		24,726	112,651
Proceeds from sale of investments	20	8,258	—
Restricted cash		4,967	(15,239)
Proceeds from sale of property, plant and equipment	6	716	—
Acquisition of property, plant and equipment		(95,998)	(103,073)
Purchase of intangible assets		(617)	(1,933)
Investment in associate and joint ventures	19	(29,220)	(7,298)
Acquisition of long-term investments	20	—	(2,970)

Cash from investing activities		(87,168)	17,862

(Decrease) increase in cash and cash equivalents		(19,243)	41,466
Cash and cash equivalents, beginning of period		113,568	131,626

Cash and cash equivalents, end of period		$94,325	$173,092

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended April 30, 2020 and 2019

(Unaudited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to most other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the amended and restated annual consolidated financial statements of the Company for the year ended July 31, 2019, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the amended and restated annual consolidated financial statements for the year ended July 31, 2019, except for the adoption of the new lease standard and the adoption of a new policy for restricted share units and assets held for sale as disclosed in Note 3.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 10, 2020.

3. Changes to Accounting Policies, Accounting Standards and Interpretations

RESTRICTED SHARE UNITS (“RSU’S”)

RSUs are equity-settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant based upon a volume weighted market price and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share-based reserves. Upon the release of RSUs in the form of common shares, the related share-based reserve is transferred to share capital.

Amounts recorded for forfeited RSUs are transferred to Accumulated Deficit in the year of forfeiture or expiry.

ASSETS HELD FOR SALE

Non-current assets or disposal groups comprising of assets and liabilities are classified as held-for-sale when it is highly probable that they will be recovered through sale activity rather than a continuance of use. These assets and/or disposal groups are measured at the lower of their carry amounts and their fair value less costs to sell. Impairment losses upon the classification of assets or disposal groups as held-for-sale as well as the gains or losses on remeasurement at the time of sale are recognized in profit and losses. Once classified as held-for-sale, assets are no longer depreciated.

Change in Accounting Policy

IFRS 16, LEASES

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information in these unaudited interim consolidated financial statements is not restated.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after August 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

•

Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the interim consolidated statement of financial position;

•	Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;

•	For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets; and

•	Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term on a straight-line basis. The cost of the right-of-use asset is based on the following:

•	the amount of initial recognition of related lease liability;

•	adjusted by any lease payments made on or before inception of the lease;

•	increased by any initial direct costs incurred; and

•	decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the interim consolidated statements of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company’s incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

The Company as a lessor

The Company’s unaudited interim consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $21,360 of lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company’s interim consolidated statement of financial position at August 1, 2019 is shown below.

		IFRS 16 remeasurement	As reported under
	August 1, 2019,	adjustments on	IFRS 16
	as previously reported	August 1, 2019	August 1, 2019
Assets
Non-current
Property, plant and equipment	$258,793	$21,360	$280,153

Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities
Lease liabilities	—	3,556	3,556

Non-current liabilities
Lease liabilities	—	17,804	17,804

Total Liabilities	$—	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741

Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)

Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)

Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 26)	$21,360

4. Inventory

	As at April 30, 2020
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$51,268	$12,751	$64,019
Oils	8,536	3,421	11,957
Purchased dried cannabis and oil extract	23,198	—	23,198
Hemp derived distillate	844	—	844
Packaging and supplies	5,910	—	5,910

	$89,756	$16,172	$105,928

The inventory expensed to cost of goods sold in the three and nine months ended April 30, 2020, was $13,349 and $34,765, respectively (April 30, 2019 – $6,577 and $15,905). Total share-based compensation capitalized to inventory in the three and nine months ended April 30, 2020 was $1,358 and $5,088, respectively (April 30, 2019 – $402 and $788). The realized fair value on inventory sold during the three and nine months ended April 30, 2020 was $9,251 and $21,362, respectively (April 30, 2019 – $4,665 and $9,072). In the three and nine months ended April 30, 2020, the Company recorded a write-off on inventory of $nil and $2,175, respectively, and impairment losses on inventory of $181 and $39,311, realized on cannabis purchased in which the cost exceeds its net realizable value.

	As at July 31, 2019
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$28,996	$19,471	$48,467
Oils	7,754	5,366	13,120
Purchased dried cannabis and oil extract	17,588	—	17,588
Hemp derived distillate	1,523	—	1,523
Packaging and supplies	3,156	—	3,156

	$59,017	$24,837	$83,854

5. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	For the	For the
	nine months ended	year ended
	April 30, 2020	July 31, 2019
Balance, beginning of period	$7,371	$2,332
Acquired through acquisition[1]	—	3,291
Production costs capitalized	30,395	19,215
Unrealized gain on changes in fair value of biological assets	21,378	38,856
Transferred to inventory upon harvest	(52,563)	(56,323)
Write-off on biological assets and destruction costs	(663)	—

Balance, end of period	$5,918	$7,371

[1]	Acquired through the Newstrike acquisition on May 24, 2019

As at April 30, 2020, the fair value of biological assets included $6 in seeds and $5,912 in cannabis plants ($2 in seeds and $7,369 in cannabis plants as at July 31, 2019). During the three and nine months ended April 30, 2020, the Company recorded destruction costs and a write off on its biological assets of $nil and $663, respectively, due to the suspension of production at the Niagara facility.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period-end.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

Unobservable inputs	Input values		An increase or decrease of 5% applied to the
			unobservable input would result in a change
			to the fair value of approximately
	April 30, 2020	July 31, 2019	April 30, 2020	July 31, 2019
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$3.64 per dried gram	$4.23 per dried gram	$416	$601
Yield per plant Derived from historical harvest cycle results on a per strain basis.	65 – 157 grams per plant	15 – 123 grams per plant	$290	$295
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 40% completion	Average of 29% completion	$290	$295
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle	0%–30% dependent upon the stage within the harvest cycle	No material variance	No material variance

6. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2018	1,038	32,536	206	4,031	2,471	15,433	—	55,715
Business acquisitions	4,301	18,855	—	9,913	648	12,286	—	46,003
Additions	—	11,365	421	28,085	7,249	117,909	—	165,029
Transfers	—	88,078	—	—	—	(88,078)	—	—

At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	—	266,747
Additions	—	26,221	1,338	2,702	4,084	63,838	24,171	122,354
Disposals	—	—	—	(10,092)	—	—	—	(10,092)
Transfers	—	—	20,697	2,922	—	(23,619)	—	—
Reclassified held for sale	(3,990)	(20,413)	—	(2,272)	(544)	(10,832)	—	(38,051)

At April 30, 2020	1,349	156,642	22,662	35,289	13,908	86,937	24,171	340,958

Accumulated depreciation and impairments
At July 31, 2018	—	533	9	69	771	—	—	1,382
Depreciation	—	3,859	121	1,497	1,095	—	—	6,572
Transfers	—	—	—	650	(650)	—	—	—

At July 31, 2019	—	4,392	130	2,216	1,216	—	—	7,954
Depreciation	—	5,760	577	2,747	2,143	—	1,884	13,111
Transfers	—	—	—	335	(335)	—	—	—
Disposals	—	—	—	(6,171)	—	—	—	(6,171)
Impairments	383	18,955	—	6,964	9	5,515	1,178	33,004
Reclassified held for sale	(383)	(19,259)	—	(1,252)	(136)	(5,515)	—	(26,545)

At April 30, 2020	—	9,848	707	4,839	2,897	—	3,062	21,353

Net book value
At July 31, 2018	1,038	32,003	197	3,962	1,700	15,433	—	54,333
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	—	258,793

At April 30, 2020	1,349	146,794	21,955	30,450	11,011	86,937	21,109	319,605

As at April 30, 2020, there was $4,958 (July 31, 2019 – $21,265) of property, plant and equipment in accounts payable and accrued liabilities. During the three and nine months ended April 30, 2020, the Company capitalized $2,505 and $8,221, respectively (April 30, 2019 – $1,614 and $2,527), of depreciation to inventory. Capitalized borrowing costs to buildings were realized in the nine months ended April 30, 2020 in the amount of $1,616 (July 31, 2019 – $511) at an average interest rate of 5.4% (July 31, 2019 – 3.2%). During the three and nine months ended April 30, 2020, depreciation expensed to the interim consolidated statement of loss and comprehensive loss was $1,566 and $4,890, respectively (April 30, 2019 - $140 and $1,166). Impairment losses are comprised of $31,606 of the initial impairment of the Niagara facility and an additional $220 recorded on transfer of the assets to Assets held for sale (Note 8).

The Company has classified certain Niagara based property, plant and equipment as assets held for sale (Note 8).

Adjustments to construction in progress during the period reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. Right-of-use assets in the period were impaired by an amount of $1,178 due to the abandonment of a commercial administration building which the Company intends to sublease and included in the additions is the deferred rent liability of $1,116, previously accounted for under IAS 17 - Leases.

IMPAIRMENT OF NIAGARA FACILITY

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility is expected to be recovered principally through sale rather than through continuing use (Note 8).

The Niagara facility was subject to impairment testing as at January 31, 2020. The Niagara facility was acquired from Newstrike in May 2019 and consists primarily of equipment, cultivation and processing facilities and land assets that are included within property, plant and equipment, as well as related cultivation and processing licenses that are recorded as intangible assets (Note 10). These assets were previously included in the HEXO CGU.

Recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment in the three months ended January 31, 2020. Additional impairment losses were recorded for cultivation and processing licenses (Note 7).

The adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

7. Intangible Assets

	Cultivating and			Domain
Cost	processing license	Brand	Software	names	Patents	Other	Total
	$	$	$	$	$	$	$
At July 31, 2018	2,545	—	1,800	585	—	312	5,242
Business acquisitions	113,888	8,440	12	—	—	—	122,340
Additions	—	—	1,746	—	1,231	—	2,977
Transfers	—	—	—	—		(312)	(312)

At July 31, 2019	116,433	8,440	3,558	585	1,231	—	130,247
Additions	—	—	566	—	678	—	1,244
Disposals	—	—	(549)	—	—	—	(549)

At April 30, 2020	116,433	8,440	3,575	585	1,909	—	130,942

Accumulated amortization
At July 31, 2018	403	—	786	9	—	—	1,198
Amortization	1,198	—	483	57	29	—	1,767

At July 31, 2019	1,601	—	1,269	66	29	—	2,965
Amortization	3,039	—	545	44	62	—	3,690
Impairment	106,189	—	—	—	—	—	106,189

At April 30, 2020	110,829	—	1,814	110	91	—	112,844

Net book value
At July 31, 2018	2,142	—	1,014	576	—	312	4,044
At July 31, 2019	114,832	8,440	2,289	519	1,202	—	127,282

At April 30, 2020	5,604	8,440	1,761	475	1,818	—	18,098

As at April 30, 2020, there were $102 (July 31, 2019 – $422) of intangible assets in accounts payable and accrued liabilities. Research and development expenses in the period amounted to $1,017 and $3,962, respectively (July 31, 2019 - $nil). The transfer represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 19) and $100 other longer-term investment has been reclassified to long-term investments.

Impairment of the Niagara Facility and Associated Long Lived Assets

In connection with the impairment loss recorded in the second quarter of fiscal 2020, for the Niagara facility (Note 6), the Company recorded an impairment loss of $106,189 relating to cultivation and processing licenses associated with the Niagara facility.

8. Assets Held for Sale

The following assets and liabilities were reclassified as held for sale:

Furniture,
			Cultivation and		computers,
			production	Construction in	vehicles and
Net Book Value	Land	Building	equipment	progress	equipment	Total
	$	$	$	$	$	$
At July 31, 2019	—	—	—	—	—	—
Additions	3,607	1,154	1,020	5,317	408	11,506

At April 30, 2020	3,607	1,154	1,020	5,317	408	11,506

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility and the associated excess equipment for sale. The Company obtained a third-party sale offer which was utilized as the basis to determine the fair value of the assets. On April 27, 2020 the Board of Directors approved the sale of the Niagara property. Subsequent to April 30, 2020, on May 25, 2020 the Company accepted an offer to sell the property and related assets for proceeds of approximately $10,250. The sale is expected to close before year end (Note 32).

Liabilities to be assumed by the acquirer related to the assets held for sale were $751.

9. Goodwill

Balance as at July 31, 2018	$—
Additions	111,877

Balance as at July 31, 2019	$111,877
Impairment	(111,877)

Balance as at April 30, 2020	$—

Goodwill was created through the acquisition of Newstrike Brands Limited (“Newstrike”) on May 24, 2019 and is monitored at the operating segment level, which a company-wide level. As at January 31, 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels, which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2020.

The recoverable amount was determined based on fair value less cost of disposal using a market-based approach (Level 2) which considered both the adjusted current market capitalization of the Company and an income based discounted cash flow analysis (DCF).

The calculation of the adjusted market capitalization was based on the share price of the Company on January 31, 2020, adjusted for a control premium of 10%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $26,647.

If all other assumption were held constant and the control premium was decreased by 5%, the impairment loss would increase by $24,283. The income based Discounted cash flow (“DCF”) analysis (Level 3) was also used to corroborate the results of the adjusted market capitalisation based valuation. The significant assumptions in the DCF analysis were as follows:

i.

Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four-and-a-half-year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the impairment loss would increase by $12,598;

ii.

Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $27,000;

iii.

Post-tax discount rate: Management used a 15.9% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the impairment loss would increase by $53,933; and

iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result, management concluded that the carrying value of the HEXO CGU was higher than the recoverable amount and recorded a goodwill impairment loss of $111,877 during the second quarter of fiscal year 2020. The Company’s goodwill impairment loss for the three and nine months period ended April 30, 2020 was $nil and $111,877, respectively (April 30, 2019 – $nil and $nil).

10. Warrant Liabilities

	2017 Unsecured	USD$25,000	USD$20,000
	Convertible Debentures	Registered Direct	Registered Direct
	Warrants	Offering	Offering	Total
Opening balance as at August 1, 2018	$3,130	$—	$—	$3,130
Exercised	(6,367)	—	—	(6,367)
Loss in revaluation of financial instruments	3,730	—	—	3,730

Balance as at July 31, 2019	$493	$—	$—	$493
Issued	—	5,630	3,967	9,597
Exercised	(106)	—	—	(106)
(Gain) in revaluation of financial instruments	(387)	(4,508)	(3,071)	(7,966)

Balance as at April 30, 2020	$—	$1,122	$896	$2,018

USD$20,000 Registered Direct Offering – Warrants

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$20,000 (Note 12). Under this offering, the Company issued 5,988,024 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liability was initially recognized at $3,967 using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

•	stock price of USD$1.45

•	expected life of 2.5 years;

•	$nil dividends;

•	80% volatility based upon historical data;

•	risk free interest rate of 1.57%; and

•	USD/CAD exchange rate of 1.3116.

Financing costs of $223 were expensed at recognition.

The warrant liability was revalued on April 30, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $896 (USD$645) using the following variables:

•	stock price of USD$0.50;

•	expected life of 2.5 years;

•	$nil dividends;

•	97% volatility based upon historical data;

•	risk-free interest rate of 0.3%; and

•	USD/CAD exchange rate of 1.3910.

The gain on the revaluation of the warrant liability during the three and nine months ended April 30, 2020 was $2,202 and $3,071, respectively which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering – Warrants

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$25,000 (Note 12). Under this offering, the Company issued 7,485,032 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liability was initially recognized at $5,630 using the Black-Scholes-Merton option pricing model (Level 2), using the following input variables:

•	stock price of USD$1.59;

•	expected life of 2.5 years;

•	$nil dividends;

•	79% volatility based upon historical data;

•	risk-free interest rate of 1.71%; and

•	USD/CAD exchange rate of 1.2988.

Financing costs of $350 were expensed at recognition.

The warrant liability was revalued on April 30, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $1,122 (USD$805) using the following variables:

•	stock price of USD$0.50;

•	expected life of 2.5 years;

•	$nil dividends;

•	97% volatility based upon historical data;

•	risk-free interest rate of 0.3%; and

•	USD/CAD exchange rate of 1.3910.

The gain on the revaluation of the warrant liability during the three and nine months ended April 30, 2020 was $2,752 and $4,508, respectively which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

2017 Unsecured Convertible Debenture - Warrants

During the three months ended January 31, 2020, 71,424 warrants were excised for cash proceeds of $72 (USD$54), based on an exercise price of USD$0.76. During the three months ended October 31, 2019 no warrants were exercised. Upon expiry on November 14, 2019, the warrant liability was derecognized.

The gain on the revaluation of the warrant liability during the three and nine months ended April 30, 2020 was $nil and $387, respectively, which was recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

During the year ended July 31, 2019, 863,693 warrants were exercised for cash proceeds of $863 (USD$656), based on an exercise price of USD$0.76. On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the fair value of the warrants on exercise was $6,367 (USD$4,819) using the following inputs:

•	stock prices ranging from $5.90 to $10.36;

•	expected life of 12 months;

•	$nil dividends;

•	75% volatility based upon comparative market indicators and historical data;

•	Risk- free interest rates of 1.55% to 2.35%; and

•	USD/CAD exchange rate of various.

The warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $nil dividends; 74% volatility based upon historical data; risk-free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730), which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

11. Convertible Debentures

Balance as at July 31, 2019	$—
Issued at amortized, net issuance costs	45,922
Interest expense	4,597
Interest paid	(1,804)

Balance as at April 30, 2020	$48,715

$70,000 Private Placement Unsecured Convertible Debentures

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

The Company allocated the gross proceeds first to the discounted gross proceeds of the debentures, which amounted to $46,098. The remaining balance of $23,902, was allocated to the conversion feature, which represents its inherent fair value.

In connection to closing the private placement, the Company incurred costs and fees of $204, which were allocated on a pro rata basis to the convertible debentures and conversion feature in the amounts of $176 and $28, respectively.

Interest expense for the three and nine months ended April 30, 2020 was $2,841 and $4,597, respectively. The Company made interest payments of $1,399 and $1,804 in the three and nine months ended April 30, 2020. The accrued and unpaid interest as at April 30, 2020 was $483.

The Company has agreed to the early conversion of $29,860 aggregate principal amount of its 8% unsecured convertible debentures, see Subsequent Events Note 32.

12. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at April 30, 2020, a total of 343,915,819 (July 31, 2019 – 256,981,753) common shares were issued and outstanding. No special shares have been issued or are outstanding.

Common Share Purchase Warrants

As at April 30, 2020, there were a total of 87,560,813 warrants outstanding.

For the nine months ended April 30, 2020

On April 13, 2020, the Company closed an underwritten public offering in which 59,800,000 units were issued at $0.77 a unit for total gross proceeds of $46,046. Each unit consisted of one common share and one common share purchase warrant which held an exercise price of $0.96 and a maturity period of five years. Net proceeds after commission fees amounted to $43,290 and $20,182 of which was allocated to the warrant reserve determined using the Black-Scholes Merton Model. The total ending gross contribution to share capital and issuance costs were $25,864 and $2,756, respectively, for a total net contribution of $23,108.

On January 22, 2020, the Company closed a registered direct offering (see Note 10 for details). The net proceeds were allocated to the warrant liability’s fair value of $3,967 determined using the Black-Scholes-Merton options pricing model and issuance costs were allocated on a pro rata basis in the amount of $223 and expensed. The total ending gross contribution to share capital and issuance costs were $22,323 and $1,250 respectively, for a total net contribution to equity of $21,073.

On December 31, 2019, the Company closed a registered direct offering (see Note 10 for details). The net proceeds were allocated to the warrant liability’s fair value of $5,629 determined using the Black-Scholes Merton Model and issuance costs were allocated on pro rata basis in the amount of $350 and expensed. The total ending gross contribution to share capital and issuance costs were $26,782 and $1,564, respectively, for a total net contribution of $25,219.

No warrants were exercised in the third quarter of fiscal 2020. During the third quarter of fiscal 2020, 4,678,307 warrants expired with exercise prices ranging from $20.76 to $27.63. The total decrease to the warrant reserve to contributed surplus amounted to $1,491.

During the second quarter of fiscal 2020, 71,424 warrants with an exercise price of USD$0.76 were exercised for proceeds of $71 (USD$54), resulting in the issuance of 71,424 common shares. During the second quarter of fiscal 2020, 10,547,920 warrants expired with exercise prices ranging from USD$0.76 to $5.60. The total decrease to the warrant reserve to contributed surplus amounted to $5,650.

No warrants were exercised in the first quarter of fiscal 2020.

For the year ended July 31, 2019

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share, which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fees accumulated to $3,827 for total net proceeds of $53,731.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

On May 24, 2019, the Company completed the acquisition of Newstrike Brands Ltd., resulting in the issuance of 35,394,041 common shares.

During the fourth quarter of fiscal 2019, 8,053,544 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $47,396, resulting in the issuance of 8,053,544 common shares.

In fiscal 2019, a total of 15,535,729 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for total proceeds of $69,259, resulting in the issuance of 15,535,729 common shares.

As at July 31, 2019, there were 29,585,408 warrants outstanding.

The following is a consolidated summary of warrants as at April 30, 2020 and July 31, 2019.

	April 30, 2020		July 31, 2019
	Number		Number
	outstanding	Book value	outstanding	Book value
		$		$
Classified as Equity
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	—	—	10,512,208	5,674
February 2018 financing warrants
Exercise price of $27.64 expiring February 16, 2020	—	—	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	10,022	2,184,540	9,998
April 2020 underwritten public offering warrants
Exercise price of $0.96 expiring April 13, 2025	59,800,000	20,183	—	—
Broker / Consultant warrants
Exercise price of $20.85 expiring February 16, 2020	—	—	264,809	160
Exercise price of $11.84 expiring June 19, 2020	262,021	610	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	—	61	—
Inner Spirit warrants
Exercise price of $15.63 expiring July 21, 2020	71,235	129	71,235	129
Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386	11,500,000	42,386

	74,087,757	73,474	29,478,272	60,432

Classified as Liability
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	—	—	107,136	493
USD$25m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring December 31, 2024	7,485,032	1,122	—	—
USD$20m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring January 22, 2025	5,988,024	896	—	—

	13,473,056	2,018	107,136	493

	87,560,813	75,492	29,585,408	60,925

The following table summarizes warrant activity during the nine months ended April 30, 2020 and year ended July 31, 2019.

	April 30, 2020		July 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[2]	warrants	exercise price
Outstanding, beginning of period	29,585,408	$9.95	26,425,504	$4.35
Expired during the period	(15,226,227)	12.24	(531)	—
Acquired and reissued through acquisition[1]	—	—	7,196,164	23.10
Issued during the period	73,273,056	$1.41	11,500,000	6.00
Exercised during the period	(71,424)	$1.06	(15,535,729)	3.61

Outstanding, end of period	87,560,813	$2.41	29,585,408	$9.95

[1]	Warrants acquired on May 24, 2019, via the acquisition of Newstrike.
[2]	USD denominated warrants have been converted to the CAD equivalent as at the period end for presentation purposes.

Exercised during the nine months ended April 30, 2020 were nil (July 31, 2019 - 1,916,527) broker compensation warrants.

Stock Option Plan

The Company has a share option plan (the “Former Plan”), adopted in July 2018, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates were are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 27,262,609 common shares as at April 30, 2020. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of April 30, 2020, the Company had 21,766,595 issued and outstanding under the Omnibus Plan, 4,440,885 issued and outstanding under the Former Plan and 1,055,129 issued and outstanding under the assumed Newstrike plan.

The following table summarizes the stock option grants during the nine months ended April 30, 2020.

		Options granted
		Executive and	Non-executive
Grant date	Exercise price	directors	employees	Vesting terms	Expiry period
October 29, 2019	$3.30	829,034	2,732,277	Terms A	10 years
January 29, 2020	$1.80	—	293,021	Terms A	10 years
April 28, 2020	$0.69	900,000	2,565,322	Terms A	10 years

Vesting terms A – One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes stock option activity during the nine months ended April 30, 2020 and the year ended July 31, 2019.

	April 30, 2020		July 31, 2019
	Options	Weighted average	Options	Weighted average
	issued	exercise price	issued	exercise price
Opening balance	24,288,919	$5.87	14,388,066	$3.02
Granted	7,319,654	1.68	12,693,118	7.27
Acquired and reissued through acquisition[1]	—	—	2,002,365	9.49
Forfeited and terminated	(4,229,432)	3.66	(1,226,763)	6.33
Exercised	(116,532)	1.15	(3,567,867)	1.20

Closing balance	27,262,609	$5.23	24,288,919	$5.87

[1]	Stock options assumed on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes information concerning stock options outstanding as at April 30, 2020.

Exercise price	Number outstanding	Number exercisable
$0.58	372,900	363,000
0.75	1,140,000	1,140,000
1.27	475,871	475,871
3.15	4,748	4,748
6.00	695,544	695,544
1.37	109,360	109,360
2.48	86,332	79,336
2.69	850,000	598,332
4.24	202,506	156,014
17.37	142,463	142,463
3.89	325,000	216,668
16.58	31,659	31,659
16.74	18,995	18,995
4.27	774,574	547,921
4.89	4,918,781	3,259,967
5.14	104,342	61,867
10.42	31,284	31,284
10.42	79,148	59,358
11.84	18,995	14,244
7.93	867,464	562,010
5.92	195,000	82,939
5.09	222,752	127,971
8.84	32,293	32,293
7.13	660,167	226,183
7.46	3,333,333	—
8.50	985,834	329,199
8.24	613,334	205,037
6.54	2,553,985	—
5.88	250,000	50,000
3.30	3,425,483	—
1.80	275,140	—
$0.69	3,465,322	—

	27,262,609	9,622,263

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of

Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the nine months ended April 30, 2020 and the year ended July 31, 2019.

		April 30, 2020		July 31, 2019
	Units	Value of units	Units	Value of units
Opening balance	—	$—	—	$—
Granted	1,428,449	2.94	—	—
Forfeited	(90,114)	2.94	—	—

Closing balance	1,338,335	$2.94	—	$—

The following table summarizes the RSUs granted during the nine months ended April 30, 2020. No RSUs were issued in the year ended July 31, 2019.

		RSUs granted
		Executive and	Non-executive
Grant date	Unit value	directors	employees	Vesting terms	Expiry period
October 29, 2019	$2.94	1,428,449	—	Terms A	10 years

Vesting terms A – The units vest in full on the third-year anniversary after the grant date.

Share-based Compensation

For the three and nine months ended April 30, 2020, the Company recorded $7,528 and $27,326, respectively (April 30, 2019 – $8,565 and $18,599), in share-based compensation, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 17 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted at grant date by applying the following assumptions:

	April 30, 2020	July 31, 2019
Exercise price	$0.69–$3.30	$0.75–$8.95
Stock price	$0.73–$3.03	$5.09–$8.50
Risk-free interest rate	0.41%–1.62%	1.54%–2.42%
Expected life of options (years)	5	5-7
Expected annualized volatility	83%–97%	64%–76%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and nine months ended April 30, 2020, the Company allocated to inventory $1,358 and $5,088, respectively, (April 30, 2019 – $403 and $788) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

13. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	April 30, 2020	July 31, 2019
Options	27,262,609	24,288,919
RSUs	1,338,335	—
2017 Secured convertible debenture warrants	—	107,136
2018 Equity warrants	—	10,512,208
2018 February 2018 financing warrants	—	4,413,498
2019 June financing warrants	2,184,540	2,184,540
USD$25m registered direct offering warrants	7,485,032	—
USD$20m registered direct offering warrants	5,988,024	—
2020 April underwritten public offering warrants	59,800,000	—
Joint venture and Inner Spirit issued warrants	11,571,235	11,571,235
Convertible debenture broker/finder warrants	531,982	796,791

	116,161,757	53,874,327

14. Convertible Debentures Receivable

CONVERTIBLE LP DEBENTURE

On January 23, 2020, $3,000 of debentures were converted using conversion rate of $1.15 into 2,608,695, common shares of FAF. The Company fully disposed of these shares on January 27, 2020 at an average market price of $1.0541 for total proceeds of $2,724 net of commission expenses amounting to $26.

On February 11, 2020, the remaining $7,000 of debentures were converted using conversion rate of $1.15 into 6,086,956, common shares of FAF. The Company fully disposed of these shares on February 18, 2020 at an average market price of $0.75 for total proceeds of $4,504 net of commission expenses amounting to $61.

The total realized loss on the disposal for the three and nine months ended April 30, 2020 was $1,217 and $1,468, respectively.

As at April 30, 2020, the balance of the LP Debenture receivable consists of the accrued and unpaid interest and was fair valued using the FAF April 30, 2020 quoted share price of $0.62 (July 31, 2019 - $1.33), resulting in a fair value of $399 (July 31, 2019 – $12,024). During the three and nine months ended April 30, 2020, the loss was $212 and $2,843, respectively due to fair value adjustments.

15. Term Loan

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to a $15,000 in a revolving credit facility (“Revolving Loan”). The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company’s property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347. At April 30, 2020, $nil is drawn down on the Revolving Loan (July 31, 2019 - $nil). The Company had the ability to draw the remaining $15,000 on the Term Loan on or before December 31, 2019, which it did not exercise, as a result, that portion of the facility expired on December 31, 2019.

On January 31, 2020, the Company amended its credit facility which resulted in:

(i)	The modification of financial covenants which require the Company to:

i.	Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii.	Maintain a Cash Balance of more than $15,000 at all times; and

iii.	Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

(ii)

the re-instatement of the $15,000 Term Loan capacity that previously expired un-used on December 31, 2019. In order for the Company to draw on this additional capacity, the Company must be (i) in compliance with its debt covenants; and (ii) achieve net revenue of $28,400 for the quarter ended July 31, 2020. The additional capacity is available to be drawn upon until November 30, 2020.

The Company is in compliance with the revised debt covenants as at April 30, 2020 and has complied with the stated amendments as outlined below. The credit facility was amended effective March 27, 2020 to include a covenant that, on or before April 10, 2020: (i) the Company shall have received such securities regulatory authority exemptive relief as is necessary to permit it to conduct an “at-the-market distribution” of common shares; or (ii) the Company shall have (a) entered into one or more definitive agreements with purchasers for the sale of common shares for aggregate net proceeds of at least $15,000, and (b) taken all other steps reasonably necessary, including filing any prospectus and obtaining any stock exchange or other regulatory or third party approval as may be required, to complete the issuance and sale of such common shares as soon as reasonably practicable after the entry into of such definitive agreements. In addition, a covenant was added that the Company shall have received net cash proceeds from the issuance of equity securities of not less than $40 million on or before April 30, 2020, which was met through the closing of the $46 million underwritten public offering on April 13, 2020.

During the nine months ended April 30, 2020, total interest expense and total interest capitalized were $567 (July 31, 2019 - $252) and $752 (July 31, 2019 - $511), respectively. Non-cash interest expense relating to the amortization of deferred financing costs was $364 for the nine months ended April 30, 2020 (July 31, 2019 - $387).

The following table illustrates the continuity schedule of the term loan as at April 30, 2020 and July 31, 2019:

	April 30, 2020	July 31, 2019
Term loan	$	$
Opening balance	34,125	—
Additions	—	35,000
Repayments	(2,625)	(875)

Ending balance	31,500	34,125

	April 30, 2020	July 31, 2019
Deferred financing costs	$	$
Opening balance	(751)	—
Additions	(365)	(1,643)
Adjustments	—	296
Amortization of deferred finance costs	364	596

Ending balance	(752)	(751)

Total net term loan	30,748	33,374

Current portion	3,096	3,117

Long-term portion	27,652	30,257

16. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The fluctuation of the interest rate may result in a material increase to the associated interest. As at April 30, 2020, the Company had short-term investments of $934 (July 31, 2019 - $517) and a term loan with a carrying value of $30,748 (July 31, 2019 – 33,374) (Note 15). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company has agreed to the early conversion of $29,860 aggregate principal amount of its 8% unsecured convertible debentures (Note 32) which partially mitigates the Company’s Price Risk.

There would be no material impact (July 31, 2019 - $340) if the fair value of these financial assets were to increase or decrease by 10% as of April 30, 2020. The price risk exposure as at April 30, 2020 is presented in the table below.

	April 30, 2020	July 31, 2019
	$	$
Financial assets	2,452	16,756
Financial liabilities	(2,018)	(493)

Total exposure	434	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at April 30, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held four Canadian commercial banks with Dun and Bradstreet credit ratings of AA and $664 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario, Alberta and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the nine-month period ended April 30, 2020 is $131 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at April 30, 2020; this amounted to $129,861.

The following table summarizes the Company’s aging of trade receivables as at April 30, 2020 and July 31, 2019:

	April 30,	July 31,
	2020	2019
	$	$
0–30 days	15,449	14,102
31–60 days	871	1,826
61–90 days	126	166
Over 90 days	374	3,599

Total	16,820	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three and nine months ended April 30, 2020, the Company’s recorded sales to the crown corporation; Société québécoise du cannabis represents 76% and 75%, respectively, of total applicable periods gross cannabis sales (April 30, 2019 – 83% and 79%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 53% and 14% of total trade receivables as of April 30, 2020 (July 31, 2019 – 56% and 23%, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at April 30, 2020, the Company had $95,259 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments, and $16,820 in trade receivables.

The Company has current liabilities of $43,816 and contractual commitments of $24,883 due before the end of fiscal 2021. The Company’s existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months. If required, the Company also has access to an additional $15,000 capacity on the Term Loan (Note 15), which is available to be drawn upon until November 30, 2020.

The Company’s success in executing on its longer term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

17. General and Administrative Expenses by Nature

	For the three months ended		For the nine months ended
	April 30,	April 30,	April 30,	April 30,
	2020	2019	2020	2019
Salaries and benefits	$2,633	$1,616	$8,657	$4,999
Consulting	1,447	1,814	6,044	4,735
Professional fees	1,924	1,581	7,534	4,258
Facilities	1,996	1,990	5,398	4,443
General and administrative	2,947	2,859	11,284	3,818
Travel	291	635	1,916	1,319

Total	$11,238	$10,495	$40,833	$23,572

The following table summarizes the nature of share-based compensation in the period:

	For the three months ended		For the nine months ended
	April 30,	April 30,	April 30,	April 30,
	2020	2019	2020	2019
General and administrative related share-based compensation	$5,941	$7,395	$21,543	$16,557
Marketing and promotion related share-based compensation	230	767	694	1,254

Total operating expense related share-based compensation	6,171	8,162	22,237	17,811
Share based compensation capitalized to inventory	1,357	403	5,089	788

Total share-based compensation	$7,528	$8,565	$27,326	$18,599

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the nine months ended
	April 30,	April 30,	April 30,	April 30,
	2020	2019	2020	2019
General and administrative related wages and benefits	$2,633	$4,059	$8,657	$9,292
Marketing and promotion related wages and benefits	1,148	1,318	3,796	3,555
Research and development related wages and benefits	513	398	2,226	398

Total operating expense related wages and benefits	4,294	5,775	14,679	13,245
Wages and benefits capitalized to inventory	3,991	2,200	17,317	7,324

Total wages and benefits in the period	$8,285	$7,975	$31,996	$20,569

18. Other Income and Losses

	For the three months ended		For the nine months ended
	April 30,	April 30,	April 30,	April 30,
	2020	2019	2020	2019
	$	$	$	$
Revaluation of financial instruments gain/(loss)	4,955	(1,121)	7,966	(4,273)
Share of loss from investment in associate and joint ventures	(1,195)	(1,067)	(4,468)	(1,712)
Loss on convertible debenture receivable	(212)	(4,117)	(3,253)	1,862
Unrealized loss on investments	(311)	(277)	(8,535)	(277)
Realized loss on investments	(1,217)	—	(1,444)	—
Foreign exchange gain/(loss)	2,443	(39)	3,017	(27)
Interest and financing expenses	(3,279)	(148)	(7,312)	(164)
Interest income	353	1,242	1,239	3,612

Total non-operating income/(loss)	1,537	(5,527)	(12,790)	(979)

19. Investment in Associate and Joint Ventures

		Belleville		Truss
For the nine months ended April 30, 2020	Truss	Complex Inc	HEXO MED	CBD USA	Total
	(a)	(b)	(c)	(d)
	$	$	$	$	$
Opening Balance	51,786	—	1,063	—	52,849
Cash contributed to investment	27,880	—	—	1,231	29,111
Fair value of warrant consideration	—	—	—	—	—
Capitalized transaction costs	—	—	—	109	109
Share of net loss for period	(4,175)	—	(293)	—	(4,468)

Ending Balance	75,491	—	770	1,340	77,601

For the year ended July 31, 2019	Truss	Belleville Complex Inc	HEXO MED	Truss CBD USA	Total
	(a)	(b)	(c)	(d)
	$	$	$	$	$
Opening Balance	—	—	—	—	—
Cash contributed to investment	11,476	—	1,106	—	12,582
Fair value of warrant consideration	42,386	—	—	—	42,386
Capitalized transaction costs	721	—	125	—	846
Share of net loss for period	(2,797)	—	(168)	—	(2,965)

Ending Balance	51,786	—	1,063	—	52,849

(a) Truss – Investment in Associate

During the three and nine months ended April 30, 2020, additional cash contributions totaling $6,800 and $27,880, respectively were made by the Company to Truss.

During the three and nine months ended April 30, 2020, the Company’s share in the net losses of Truss were $1,122 and $4,175 (April 30, 2019 – $1,067 and $1,712).

(b) Belleville Complex Inc. – Joint Venture

As part of the initial agreement, the Company will be the anchor tenant for a period of 20 years, with an option to renew for 10 years. On October 22, 2019, the lease agreement was amended to a 15-year anchor tenant period, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 21). As a result, the lease was reassessed resulting in an addition to the right-of-use asset and lease liability as well as a lease receivable on the sublease component (Note 26).

Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at April 30, 2020 is $nil (July 31, 2019 - $nil).

(c) HEXO MED – Joint Venture

During the three months ended October 31, 2019, the Company’s interest in HEXO MED was increased to 51% upon the cash payment of the accrued EUR$500 ($729) as at July 31, 2019 due to a contractual milestone being met in June 2019. The carrying value of HEXO MED as at April 30, 2020 is $770 (July 31, 2019 - $1,063).

(d) Truss CBD USA LLC – Investment in Associate

On April 14, 2020, the formation of the entity Truss CBD USA LLC (“Truss US”) between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss US is a standalone start-up entity with its own board of managers and an independent management team and is incorporated in the United States. Truss US is a limited liability company based out of the state of Colorado and its principal operating activities consist of pursuing opportunities for non-alcoholic, hemp-derived CBD beverages.

The Partner holds a 57.3% controlling interest in Truss US with the Company holding the remaining 42.7%. The investment is accounted for using the equity method. During the three and nine months ended April 30, 2020, cash contributions totaling $1,231 were made by the Company to Truss US.

During the three and nine months ended April 30, 2020, the Company’s share in the net losses of Truss were $nil (April 30, 2019 – $nil).

20. Long-term Investments

	Fair value				Fair value
	July 31,		Divestiture/	Change in	April 30,
	2019	Investment	Transfer	fair value	2020
	$	$	$	$	$
Level 1 Investments
Fire and Flower common shares	—	920	—	(300)	620
Inner Spirit common shares	3,000	—	(644)	(1,277)	1,079
Level 2 Investments
Inner Spirit common share purchase warrants	403	—	—	(383)	20
Level 3 Investments
Greentank Technologies	6,574	—	—	(6,574)	—
Neal Brothers Inc.	4,000	—	—	—	4,000
Segra International Corp.	300	—	—	—	300

Total	14,277	920	(644)	(8,534)	6,019

	Fair value July 31, 2018	Investment	Divesture/ Transfer	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	—	2,970	(2,493)	(477)	—
Fire & Flower Inc. common share purchase warrants[1]	—	505	(262)	(243)	—
Inner Spirit common shares[1]	—	2,850	—	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	—	414	—	(11)	403
Level 3 Investments
Greentank Technologies[1]	—	6,723	—	(149)	6,574
Neal Brothers Inc. [1]	—	4,000	—	—	4,000
Segra International Corp.	100	—	—	200	300

Total	100	17,462	(2,755)	(530)	14,277

[1]	Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Greentank Technologies

On February 22, 2019, Newstrike acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $6,622 (USD$5,000). The investment initial fair value upon the acquisition of Newstrike was $6,723 and is measured through fair value through profit and loss. During the nine months ended April 30, 2020, the Company determined the fair value of the investment was $nil and was determined based on its recoverable amount. During the three and nine months ended April 30, 2020, the changes in fair value were $nil and $6,574, respectively (July 31, 2019 – ($149)).

21. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 4.63% of the outstanding shares of the Company as at April 30, 2020 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the nine months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Salary and/or consulting fees	$715	$1,698	$2,365	$3,429
Termination benefits	427	—	427	—
Bonus compensation	—	113	42	328
Stock-based compensation	4,302	6,207	13,894	13,506

Total	$5,444	$8,018	$16,728	$17,263

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company leases a space in Belleville from the related party BCI (Note 19), that supports its manufacturing activities and is based in Belleville, Ontario. The Company paid $5,510 during the nine months ending April 30, 2020. This lease is recognized on the Company’s balance sheet under IFRS 16 (Note 26).

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership (Note 19). The accrued charges on this lease amount to $380 during the nine months ended April 30, 2020. This sublease is recognized as a finance lease receivable on the Company’s balance sheet.

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On April 28, 2020, the Company granted certain of its executives a total 900,000 stock options with an exercise price of $0.69. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSUs with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSUs vest in full on the third-year anniversary after the grant date.

The Company loaned $20,279 on September 7, 2018 to the related party BCI, to be used in the purchase of a facility in Belleville, Ontario, and was repaid in full during the period ended April 30, 2019.

22. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements, with the exception of covenants related to the Company’s Term Loan as set out in Note 15.

As at April 30, 2020, total managed capital was $631,359 (July 31, 2019 – $788,712).

23. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

2020	$8,666
2021	16,217
2022	4,543
2023	3,723
2024	3,372
Thereafter	20,385

$56,906

See Note 26 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

Letters of Credit

On August 1, 2019, the Company reissued a preexisting letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature and was still in effect as at April 30, 2020. The letter of credit has not been drawn upon as at April 30, 2020 (July 31, 2019 – $nil) and the Company is in compliance with the specified requirements as at the period end. As at April 30, 2020, the letter of credit is secured by a combination of the Company’s Revolving Loan (Note 15) and cash held in collateral.

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at April 30, 2020. As at April 30, 2020, the letter of credit is secured by a combination of the Company’s credit facility (Note 15) and cash held in collateral.

On November 26, 2019, the Company entered into a six-month standby letter of credit with a Canadian financial institution to provide up to a maximum limit of $6,391, reduced by $1,000 on a monthly basis until fully amortized on May 30, 2020. The letter of credit has not been drawn upon as at April 30, 2020. As at April 30, 2020, the letter of credit is secured by a combination of the Company’s Revolving Loan (Note 15) and cash held in collateral.

Surety Bond

Effective July 3, 2019, the Company renewed its commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $4,500. The bond bears a premium at 0.3% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s (“CRA”) excise tax laws for the transporting of commercial goods throughout Canada. On April 4, 2020 the Company renegotiated the surety amount with the CRA resulting in a reduced maximum of $1,700.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of April 30, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

On January 24, 2020, the Company was served with a statement of claim commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company’s acquisition of Newstrike on May 24,

2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith.

ONEROUS CONTRACT

During the nine months ended April 30, 2020, the Company recognized a $3,000 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in Other gains and losses.

24. Fair Value of Financial Instruments

The carrying values of the financial instruments as at April 30, 2020 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents		94,325	—	—	94,325
Restricted cash		17,383	—	—	17,383
Short-term investments		—	934	—	934
Trade receivables		16,820	—	—	16,820
Commodity taxes recoverable and other receivables		12,178	—	—	12,178
Convertible debenture receivable	14	—	399	—	399
Lease receivable – long term		4,548	—	—	4,548
Long – term investments	20	—	6,019	—	6,019

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		26,736	—	—	26,736
Warrant liability	10	—	—	2,018	2,018
Lease liability – current		4,745	—	—	4,745
Lease liability – long term		25,132	—	—	25,132
Convertible debentures		48,715	—	—	48,715
Term loan	15	30,748	—	—	30,748

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents		113,568	—	—	113,568
Restricted cash		22,350	—	—	22,350
Short-term investments		—	25,937	—	25,937
Trade receivables		19,693	—	—	19,693
Commodity taxes recoverable and other receivables		15,247	—	—	15,247
Convertible debenture receivable	14	—	13,354	—	13,354
Long term investments	20	—	14,277	—	14,277

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,581	—	—	45,581
Warrant liability	10	—	—	493	493
Deferred rent liability		946	—	—	946
Term loan	15	33,374	—	—	33,374

The carrying values of trade receivables, accounts payable and accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

25. Non-Controlling Interest

The following table summarizes the information relating to the Company’s 60% ownership interest in Neal Up Brands Inc., before intercompany eliminations.

	April 30, 2020	July 31, 2019
Current assets	$2,500	$2,500

Net assets	2,500	2,500

Non-controlling interest (%)	40%	40%

Non-controlling interest	$1,000	$1,000

Neal Up Brands Inc. has limited operations and the current assets represent cash held in escrow by a third party.

26. Lease Liabilities

The following is a continuity schedule of implicit lease liabilities for the nine months ended April 30, 2020:

$
Balance as at July 31, 2019	—
Adjustment on adoption of IFRS 16 (Note 3)	21,360
Balance as at August 1, 2019	21,360
Lease additions	9,460
Lease payments	(3,196)
Interest expense on lease liabilities	2,253

Balance as at April 30, 2019	29,877

Current portion	4,745

Long-term portion	25,132

The Company’s leases consist of administrative real estate leases and a production real estate property. The Company expensed variable lease payments of $895 and $2,818, respectively for the three and nine months ended April 30, 2020.

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at April 30, 2020:

Fiscal year	2020	2021 – 2022	2023 – 2024	Thereafter	Total
	$	$	$	$	$
Lease obligations	1,107	9,865	8,919	36,802	56,693

27. Revenue from Sale of Goods

	For the three months ended		For the nine months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$
Retail	29,781	14,607	71,014	34,593
Medical	774	1,323	2,655	4,146
Wholesale	340	—	340	—

Total revenue from sale of goods	30,895	15,930	74,009	38,739

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the three and nine months ended April 30, 2020, the Company incurred $1,950 and $5,370, respectively (April 30, 2019 - $nil and $nil), of sales provisions and price concessions.

28. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

29. Restructuring Provision

$
Balance payable as at July 31, 2019	—
Total restructuring costs	4,846
Less: payments made	(4,617)

Balance payable as at April 30, 2020	229

During the nine months ended April 30, 2020, restructuring efforts were undertaken to right size the Company. These expenses amounted to $4,846 and are comprised of consulting services, severance and other payroll related termination costs.

30. Changes in Non-Cash Operating Working Capital Items

The following items comprise the non-cash operating working capital items to be reflected through the Company’s operating cash flow activity for the periods herein.

For the six months ended	April 30, 2020	April 30, 2019
	$	$
Trade receivables	2,873	(11,009)
Commodity taxes recoverable and other receivables	(1,479)	(2,224)
Prepaid expenses	5,170	(6,492)
Inventory	(87,243)	(35,433)
Biological assets	22,168	26,309
Accounts payable and accrued liabilities	(1,866)	7,172
Excise taxes payable	727	2,257

Total non-cash operating working capital	(59,650)	(19,420)

31. Income Taxes

The Company’s effective income tax rate was 1.57% for the nine months ended April 30, 2020. The effective tax rate is different from the statutory rate primarily due to the goodwill impairment and non-recognition of deferred tax assets.

32. Subsequent Events

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Subsequent to April 30, 2020, the COVID-19 global pandemic continues to unfold and could have an adverse impact on our business, operations and financial results, including disruptions in our cultivation and processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession. It is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material.

EARLY CONVERSION OPTIONS FOR DEBENTURES

On May 18, 2020 the Company agreed with certain holders of $29,860 aggregate principal amount of the Company’s 8% unsecured convertible debentures maturing December 5, 2022 have accepted an opportunity offered by the Company to voluntarily convert all or a portion of their Debentures for Conversion Units (the “Early Conversion Option”).

The Company offered the Early Conversion Option to all holders of the $70,000 aggregate principal amount of the Debentures (the “Debenture holders”), subject to acceptance by Debenture holders (each an “Electing Debenture holder”) holding a minimum of $20,000 aggregate principal amount of the Debentures by May 17, 2020. The Early Conversion Option was limited to $30,000 aggregate principal amount of the Debentures being converted, with Electing Debenture holders for more than this maximum amount being limited to converting their pro rata portion of the $30,000 aggregate principal amount of Debentures to be converted.

Upon completion of the Early Conversion Option, Electing Debenture holders will receive for the principal amount of their Debentures to be converted, units of the Company (the “Conversion Units”) issued at a price of $0.80 per Conversion Unit, instead of Common Shares otherwise issuable on conversion of the Debentures at the existing conversion price of $3.16 per share or, at the option of the Debenture holders, at the market price at the time of maturity, in each case as currently provided for under the Debentures. Each Conversion Unit will consist of one Common Share (a “Conversion Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will be exercisable by the holder to purchase one Common Share (a “Conversion Warrant Share”) at an exercise price of $1.00 per share for a period of three years from issuance. The Conversion Shares will be subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares will be subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws. The implementation of the Early Conversion Option and the issuance of the Conversion Shares, Conversion Warrants and Conversion Warrant Shares is subject to the approval of the Toronto Stock Exchange and the New York Stock Exchange.

On June 10, 2020, the Company closed the conversion of $23,595 aggregate principal amount of Debentures as an initial closing of the early conversion option for $29,860 aggregate principal amount of Debentures. Under the initial closing, the $23,595 aggregate principal amount of Debentures was converted into 29,493,750 Conversion Units at a price of $0.80 per Conversion Unit. It is expected that the balance of the early conversion option for the conversion of an additional $6,265 aggregate principal amount of Debentures will occur in the second half of June 2020.

$57.5M UNDERWRITTEN PUBLIC OFFERING

On May 21, 2020 the Company closed an underwritten public offering for the purchase and sale of 55,600,000 units and 8,340,000 over-allotment units. Each unit is comprised of one common share and one-half common share purchase warrant at an offering price of

$0.90 per unit. Gross proceeds from the offering were approximately $57,546 before deducting fees and other estimated offering expenses. The warrants have a five year-term and an exercise price of $1.05 per share.

ACCEPTANCE OF OFFER ON NIAGARA FACILITY

On May 25, 2020 the Company accepted an offer to sell the property and related assets for proceeds of approximately $10,250. The sale is expected to close before year end (Note 8).